Ben Orlanski Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4126 E-mail: BOrlanski@Manatt.com

October 12, 2010	Client-Matter: 24801-036
VIA EDGAR
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
One Station Place
100 F. Street, N.E.
Washington D.C., 20549

Re:	QAD Inc. Preliminary Proxy Statement on Schedule 14A Filed September 22, 2010 File No. 000-22823
Dear Ms. Mills-Apenteng:
     This letter sets forth the responses of QAD Inc. (the “Company”) to the comments set forth in your letter dated October 1, 2010 (“Staff Comment Letter”), in response to the Company’s preliminary proxy statement on Schedule 14A filed on September 22, 2010 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience we have numbered and set forth each comment from the Staff Comment Letter followed by the Company’s response. The Company is electronically transmitting with this letter a revised preliminary proxy statement (the “Revised Proxy”) which addresses the comments of the staff of the Securities and Exchange Commission (“SEC”).
General
1.	Comment: We note that your proposal to reclassify the existing common stock as a new Class B common stock appears to constitute an event of sale under Section 2(a)(3) of the Securities Act of 1933 such that the offer and sale must be registered pursuant to Section 5 of the Securities Act, absent an applicable exemption. See Securities Act Rule 145(a)(1). Please provide us with your analysis as to the exemption from registration upon which you are relying.

Response: The Company believes that registration pursuant to Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) is not required to
11355 West Olympic Boulevard, Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224
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Maryse Mills-Apenteng
Special Counsel
October 12, 2010

reclassify the existing common stock as Class B common stock. As noted in the Revised Proxy, because the existing common stock will, after being reclassified as Class B Common Stock, continue to have substantially the same rights, powers and limitations as it did before the reclassification, the proposal to reclassify the existing common stock does not constitute an “offer,” “offer to sell,” “offer for sale” or “sale” of a security within the meaning of Section 2(a)(3) of the Securities Act and will not involve the substitution of one security for another under Rule 145(a)(1) thereunder. No registration under the Securities Act would be required in the absence of any offer, offer to sell or sale of any security.

As an additional basis, Section 3(a)(9) of the Securities Act exempts the proposal to reclassify the existing common stock from registration under the Securities Act. Pursuant to Section 3(a)(9), any security exchanged by the issuer with its existing security holders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is exempt from registration under the Securities Act. Even if the proposed reclassification of the existing common stock as Class B common stock were deemed to involve a “sale” of securities, the Section 3(a)(9) exemption would apply because (i) only existing security holders are involved in the exchange, (ii) the exchange is of securities only, (iii) no commission or remuneration will be paid or given directly or indirectly for soliciting such exchange and (iv) the identity of the issuer of the Class B common stock and existing common stock is the same.

To our knowledge, the SEC has not requested or required registration under the Securities Act for other similar transactions. See Sports Chalet Inc. (preliminary proxy statement filed August 30, 2005), Rush Enterprises, Inc. (preliminary proxy statement filed April 8, 2002) and Donegal Group, Inc. (preliminary proxy statement filed March 14, 2001).

2.	Comment: You state on page 22 that an application is being made to trade the Class A Common Stock and the Class B Common Stock on the Nasdaq Global Select Market. Please tell us whether you plan to file a registration statement under the Securities Exchange Act of 1934.

Response: The Company intends to file a registration statement to register the Class A Common Stock pursuant to Section 12(g) of the Exchange Act on Form 8-A. The Company also intends to amend its existing registration statement on Form 8-A relating to its existing common stock (filed on July 10, 1997) to reflect the reclassification of the existing common stock into Class B Common Stock.

Maryse Mills-Apenteng
Special Counsel
October 12, 2010

About the Meeting
3.	Comment:

How many votes are required to adopt the proposals?, page 2

We note your disclosure on page 5 that the Principal Stockholders, Karl and Pamela Lopker, beneficially own enough shares to approve the new charter without the affirmative vote of any other stockholder. Please disclose the number of shares held by the Principal Stockholders in this section, consistent with your disclosure on page 5.

Response: Page 5 of the Revised Proxy discloses the number of shares held by the Principal Stockholders as of the most recent practical date. In its definitive proxy statement, the Company will include the updated number of shares held by the Principal Stockholders as of the record date.

4.	Comment:

Proposal 1— Approval of Amended and Restated Certificate of Incorporation, page 4

Proposal No. 1 appears to contain at least two separate proposals to amend the charter — (i) authorizing two new classes of common stock and establishing the rights, preferences and privileges of, and the restrictions on the new classes; and (ii) reclassifying each issued and outstanding share of the company’s existing common stock as 0.1 shares of Class B common stock. It appears that shareholders should be afforded a separate opportunity to vote on each matter presented. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1). Please revise your disclosure to present these proposals separately and include a proxy card that provides separate boxes for shareholders to approve, disapprove, or abstain with respect to each of the two proposals. Also, if the two proposals are cross-conditioned upon one another, please clarify this in the disclosure. If you conclude that it is not necessary to present these proposals separately, please tell us why.

Response: The disclosure regarding the proposals has been revised in the Revised Proxy to present these proposals separately. A proxy card providing for separate boxes for shareholders to approve, disapprove or abstain with respect to each of the two proposals has also been included with the Revised Proxy.

Maryse Mills-Apenteng
Special Counsel
October 12, 2010

Additionally, the Revised Proxy states that the two proposals are cross-conditioned upon one another.

5.	Comment:

Stock Ownership of Directors, Executive Officers and certain Beneficial Owners, page 23

It appears that you have omitted the beneficial ownership information in the table on page 24. Please revise the table to include all required information. Refer to Item 6(d) of Schedule 14A.

Response: The beneficial ownership table on page 25 of the Revised Proxy has been revised to include all of the required information as of the most recent practical date.
     You may contact us by facsimile at 310.914.5740 or direct questions by telephone to the undersigned at 310.312.4126.

Sincerely,
/s/ Ben D. Orlanski
Ben D. Orlanski

cc:	Karl F. Lopker, Chief Executive Officer, QAD Inc. Daniel Lender, Chief Financial Officer, QAD Inc. Blase P. Dillingham, Esq., Manatt, Phelps & Phillips, LLP

QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
ACKNOWLEDGEMENT
Pursuant to the Staff Comment Letter, as Executive Vice President and Chief Financial Officer of QAD Inc., I hereby acknowledge, in connection with the foregoing response to the Staff Comment Letter, the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

QAD Inc.
/s/ Daniel Lender
Daniel Lender
Executive Vice President and Chief Financial Officer